Exhibit 99.2

BIT DIGITAL, INC.

i

BIT DIGITAL, INC.

33 Irving Place,

New York, NY 10003

(347) 328-3680

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board”) of Bit Digital, Inc. (the “Company,” “BTBT,” “we,” “us,” or “our”) for the 2021 Annual General Meeting of Shareholders (the “Annual Meeting”) to be held at the Company’s principal executive office, at 33 Irving Place, New York, NY 10003 on July 29, 2022 at 9:00 a.m. and for any adjournment or adjournments thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders. The Company will bear the costs of this solicitation.

If the enclosed proxy is properly executed and returned, the Ordinary Shares of our Company (the “Ordinary Shares”) represented thereby will be voted in accordance with the directions thereon and otherwise in accordance with the judgment of the persons designated as proxies. Any proxy card on which no instruction is specified will be voted in favor of the actions described in this Proxy Statement and for the election of the nominees set forth under the caption “Election of Directors.” Any shareholder appointing such a proxy has the power to revoke it at any time before it is voted. If you are a holder of record, written notice of such revocation should be forwarded to TranShare Securities Transfer with Registrar, Bayside Center 1, 17755 North U.S. Highway 19, Suite 140, Clearwater, Florida 33764. If you hold your Ordinary Shares in street name, you should contact your broker about revoking your proxy.

The Company will bear the cost of preparing, printing, assembling and mailing the proxy card, Proxy Statement and other material which may be sent to shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request. In addition to the solicitation of proxies by use of the mails, officers and regular employees of the Company may solicit proxies without additional compensation, by telephone or telegraph. We may reimburse brokers or other persons holding Shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

VOTING SECURITIES

Only holders of our Ordinary Shares and Preference Shares (collectively, the “Shares”) of record at the close of business on June 7, 2022 (the “Record Date”) are entitled to vote at the Annual Meeting. On the Record Date, the Company had 82,426,279 Ordinary Shares outstanding and entitled to vote at the Annual Meeting. For purposes of voting at the Annual Meeting, each Ordinary Share is entitled to one vote upon all matters to be acted upon at the Annual Meeting. Each of 1,000,000 Preference Shares, $.01 par value, has fifty (50) votes. No business may be transacted at any meeting of shareholders unless a quorum is present at the commencement of business. The presence of one or more shareholders entitled to vote and present in person or by proxy representing not less than one third of the total issued voting Shares of the Company throughout the Annual Meeting shall constitute a quorum.

Election of directors must be approved by the affirmative vote of a simple majority of the votes of the Shares entitled to vote thereon which were present at the Annual Meeting and were voted. The affirmative vote of a simple majority of the votes cast in person or by proxy at the Annual Meeting and entitled to vote (a “majority vote”) is required to elect the directors of the Company. An ordinary resolution to be passed at an Annual Meeting by the shareholders requires the affirmative vote of a simple majority of the votes cast by, or on behalf of, the shareholders entitled to vote at an Annual Meeting (the "Ordinary Resolution"), while a special resolution requires the affirmative vote of a majority of at least two-thirds of such shareholders as, being entitled to do so, vote in person or by proxy of which notice specifying the intention to propose the resolution as a special resolution has been duly given (the “Special Resolution”). A Special Resolution will be required for important matters such as a change of name or making changes to our articles or memorandum and articles of association.

An Ordinary Resolution of the voters entitled to vote is required to authorize the Board to effect a reverse stock split and increase the Company's authorised share capital, in its discretion, and a Special Resolution of the voters entitled to vote is required to approve and adopt an amended and restated Memorandum and Articles of Association of the Company and is needed for the approval of Proposal 3 described below.

Only Shares that are voted are taken into account in determining the proportion of votes cast for the election of directors. Any Shares not voted (whether by abstention, broker non-vote or otherwise) will therefore only impact the election of directors to the extent that the failure to vote for any individual may result in another individual’s receiving a larger proportion of votes cast. Similarly, any Shares not voted (whether by abstention, broker non-vote or otherwise) will only impact the percentage of votes cast for or against the other matters. Except for determining the presence or absence of a quorum for the transaction of business, broker non-votes are not counted for any purpose in determining whether a matter has been approved.

The Annual Meeting will be postponed if a quorum is not present at the Annual Meeting within half an hour from the time appointed for the meeting. For purposes of determining the presence of a quorum, abstentions and broker non-votes will be counted as present. A broker non-vote occurs when a broker or nominee holding Ordinary Shares for a beneficial owner signs and returns a proxy but does not vote on a particular proposal because the broker or nominee does not have discretionary voting power and has not received instructions from the beneficial owner. If a quorum is not present, the Annual Meeting shall stand adjourned to the same time and place seven days hence (unless the Annual Meeting was requisitioned by the shareholders, in which case such meeting shall be cancelled if a quorum is not present). If a quorum is present, the meeting may be adjourned by the chairman of the meeting by the consent of shareholders who are represented constituting a quorum. The meeting may be rescheduled at the time of the adjournment with no further notice of the rescheduled time (except such notice provided at the meeting at which the adjournment decision was made) if the meeting is adjourned for seven clear days or less. Should a meeting be adjourned for ten days or more, whether because of a lack of quorum or otherwise, shareholders shall be given at least seven days’ notice of the date, time and place of the adjourned meeting and the general nature of the business to be transacted. An adjournment will have no effect on the business to be conducted.

Our Memorandum and Articles of Association do not contain any provisions that allow cumulative voting for elections of directors.

The Company is soliciting your vote through the use of the mail and will bear the cost of this solicitation. The Company does not intend to employ third party solicitors, but our directors, officers, employees, and consultants may solicit proxies by mail, telephone, personal contact, or through online methods; to the extent they do so, the Company will reimburse their expenses for doing this. The Company will also reimburse brokers, fiduciaries, and custodians for their costs in forwarding proxy materials to beneficial owners of the Company’s stock. Other proxy solicitation expenses include those for preparation, mailing, returning, and tabulating the proxies.

The Board is not proposing any action for which the applicable rules and laws provide a right of a shareholder to obtain appraisal of or payment for such shareholder’s Ordinary Shares.

Copies of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 as filed with the Securities and Exchange Commission are being sent to all shareholders along with this proxy statement. Additional copies will be furnished without charge to shareholders upon written request. Exhibits to the Annual Report will be provided upon written request. All written requests should be directed to the Company at its main office at 33 Irving Place, New York, NY 10003. The Company is subject to certain disclosure requirements of the Securities Exchange Act of 1934, as amended. The SEC maintains a website that contains various filings and reports regarding companies that file electronically with the SEC. The SEC’s website address is www.sec.gov. In addition, our Ordinary Shares are listed on the Nasdaq Capital Market. Accordingly, our reports, statements and other information may be inspected at the offices of Nasdaq, One Liberty Plaza, 165 Broadway, New York, New York 10006.

VOTING PROCEDURES

If you are a shareholder of record, you may vote in person at the Annual Meeting.

We will give you a ballot sheet when you arrive. If you do not wish to vote in person or you will not be attending the Annual Meeting, you may vote by proxy. If you have received a printed copy of these proxy materials by mail, you may vote by proxy using the enclosed proxy card. To vote by proxy using the enclosed proxy card (only if you have received a printed copy of these proxy materials by mail), complete, sign and date your proxy card and return it promptly in the envelope provided. If you intend to vote by proxy, your vote must be received by 5:30 p.m., local time on July 28, 2022 to be counted.

If your Ordinary Shares are registered in your name, you are a shareholder of record with respect to those Ordinary Shares. On the other hand, if your Ordinary Shares are registered in the name of your broker or bank, your Ordinary Shares are held in street name and you are considered the “beneficial owner” of the Ordinary Shares. As the beneficial owner of those Ordinary Shares, you have the right to direct your broker or bank how to vote your Ordinary Shares, and you will receive separate instructions from your broker or bank describing how to vote your Ordinary Shares.

If you give a proxy, you may revoke it at any time before it is exercised. You may revoke your proxy in three ways:

1.	You may send in another proxy with a later date.

2.	You may notify us in writing (or if the Shareholder is a corporation, under its corporate seal, by an officer or attorney of the corporation) at our principal executive offices before the Annual Meeting that you are revoking your proxy.

3.	You may vote in person at the Annual Meeting.

PROPOSAL 1

ELECTION OF DIRECTORS

The Nominating and Corporate Governance Committee of the Board has recommended that the Board nominate, and the Board has nominated Zhaohui Deng, Erke Huang, Ichi Shih, Yan Xiong and Brock Pierce each to serve until the next Annual Meeting of Shareholders or until each successor is duly elected and qualified. It is intended that the proxy appointed by the accompanying proxy card will vote for the election, as directors, of the persons named below, unless the proxy card contains contrary instructions.

The Company has no reason to believe that any of the nominees will not be a candidate or will be unable to serve as director. However, in the event that any of the nominees should become unable or unwilling to serve as a director, the persons named in the proxy have advised that they will vote for the election of such person or persons as shall be designated by the directors, unless the proxy card contains contrary instructions.

Name	Age	Position
Zhaohui Deng (1)(2)(3)	53	Chairman of the Board of Directors
Erke Huang	33	Chief Financial Officer and Director
Ichi Shih (1)(2)(3)	51	Independent Director
Yan Xiong (1)(2)(3)	57	Independent Director
Brock Pierce (1)(2)(3)	41	Independent Director

(1)	Member of the Compensation Committee with Yan Xiong as Chairman.
(2)	Member of the Nominating and Corporate Governance Committee with Zhaohui Deng as Chairman.
(3)	Member of the Audit Committee with Ichi Shih as Chairwoman and Audit Committee Financial Expert.

The following pages set forth the names of director nominees, their respective principal occupations, positions with the Company, and brief employment history of the past five years, including the names of other publicly-held companies of which each serves or has served as a director during the past five years:

Zhaohui Deng

Mr. Deng was elected to serve as a director of the Company at the September 4, 2020 Annual General Meeting and was elected Chairman of the Board on January 19, 2021. He was born in January 1969. From 1995 to 2010, he worked as the board secretary and Vice President of Hunan Jinguo Industrial Co., Ltd. From 2011 until now, he has been working as a private investor and serves as private counsel for several listed companies in the PRC. He holds a bachelor’s degree in Accounting from Hengyang Industrial College China.

Erke Huang

Mr. Huang has served as Chief Financial Officer of the Company from October 18, 2019, as a Director since October 30, 2019 and as Interim Chief Executive Officer from February 2, 2021 until March 31, 2021. Prior thereto, Mr. Huang served as the Co-Founder and Advisor of Long Soar Technology Limited from August 2019 and as the Founder/CEO of Bitotem Investment Management Limited from May 2018. From June 2016 to May 2018, Mr. Huang served as the Investment Manager of Guojin Capital. From August 2015 to May 2016, Mr. Huang served as an Analyst for Zhengshi Capital. Mr. Huang served as a Program Officer of Southwest Jiaotong University from February 2015 to August 2015. From March 2013 to November 2014, Mr. Huang served as the Engineering Analyst Team Leader of Crowncastle International. Mr. Huang received his bachelor’s degree in Environmental Engineering from Southwest Jiaotong University in 2011 and received his master’s degree in Civil & Environmental Engineering from Carnegie Mellon University in 2012.

Ichi Shih

Ms. Ichi Shih was elected to serve as a director of the Company at the September 4, 2020 Annual General Meeting. She has over 15 years of experience building and advising corporations through internal financial management, M&A transactions, and capital market transaction across several global regions. From 1995 to 1998, Ms. Ichi Shih worked as an Equity Lending Assistant of Societe Generale in New York. From 1998 to 2000, She worked as Financial Analyst of Goldman Sachs & Co. in New York. From 2003 to 2007, she worked as Senior Associate of Westminster Securities in New York. From 2007 to 2009, she worked as Vice President of Brean Murray in New York. From 2009 to 2011, she worked as CFO of China Valves Technologies in both Hongkong and U.S. From 2012 to 2014, she worked as Senior Vice President of Glory Sky Group in Hong Kong. In 2015, she worked as Listing Advisor of Nasdaq Dubai in Dubai and Shanghai. From 2016 to 2017, she worked as CFO of Cubetech Global Asset in Beijing. From 2017 to 2018, she worked as CFO of ProMed Clinical Research Organization Inc. in Beijing. From 2018 until now, she has worked as a Partner of Cathay Securities Inc. in Beijing and New York. Ms. Ichi Shih received her Bachelor’s degree in Accounting and International Business from Stern School of Business at New York University in 1995 and Master’s degree in International Finance and Business from School of International and Public Affairs at Columbia University in 2002. Ms. Ichi Shih holds a CPA Certificate from American Institute of Certified Public Accountants.

Yan Xiong

Mr. Yan Xiong has been serving as a director of the Company since April 19, 2020. Mr. Xiong has worked as chairman of the board of directors at Guangzhou Kangsheng Pharmaceutical Technology Limited from 2014 to the present. From 2001 to October 2013, Mr. Xiong worked as chairman of the board of directors at Guangzhou Kangsheng Bio-tech Limited. From 1997 to December 2000, Mr. Xiong worked as the General Manager at Zhuhai Dajiaweikang Wujin Mineral Import and Outport Company. He holds a bachelor’s degree in Industrial Accounting from Hunan University Business School, China.

Brock Pierce

Mr. Brock Pierce has been serving as a director of the Company since October 31, 2021. He is an entrepreneur, artist, venture capitalist, and philanthropist with an extensive track record of founding, advising and investing in disruptive business. He’s credited with pioneering the market for digital assets and has raised more than $5B for companies he has founded. Pierce is Chairman of Bitcoin Foundation and the co-founder of EOS Alliance, Block.One, Blockchain Capital, Tether, and Mastercoin. Pierced has been involved in bitcoin mining since its genesis days, acquiring a significant portion of the first batch of Avalons and ran KNC’s China operation, one of the world’s first large scale mining operations. He was also a seed investor in BitFury through Blockchain Capital. He also established the largest Bitcoin mining operation in Washington State in the industry’s early days. Pierce has lectured at some of the nation’s most prestigious institutions, the Milken Institute Global Conference, International World Congress, and has been featured by the New York Times, Wall Street Journal and Fortune. Pierce was on the first-ever Forbes List for the “Richest People in Cryptocurrency” and was an Independent Party candidate for President of the United States in 2020.

THE BOARD AND BOARD COMMITTEES

During the 2021 fiscal year, the Board met via teleconference for a total of 19 times. All of the directors of the Board at the time attended 75% of the aggregate of meetings of the Board and meetings of any committee which such director is a member. Each director nominated above is expected to participate, either in person or via teleconference, in meetings of our Board and meetings of committees of our Board in which each director is a member, and to spend the time necessary to properly discharge such director’s respective duties and responsibilities. We do not have a written policy with regard to directors’ attendance at annual meetings of shareholders; however, all directors are encouraged to attend the annual meeting.

Composition of Board; Risk Oversight

Our Board of Directors presently consists of five directors. Pursuant to our memorandum and articles of association, our officers will be elected by and serve at the discretion of the Board. Our directors may be appointed by Ordinary Resolution or by the directors and shall retire at the next annual general meeting after such appointment. At each annual general meeting of the Company, each director elected at such meeting shall be elected to hold office for a one-year term and until the election of their respective successors in office or removal pursuant to our memorandum and articles of association. A director will be removed from office automatically if, among other things, the director becomes bankrupt or makes any arrangement or composition with his creditors or is found to be or becomes of unsound mind. There are no family relationships between any of our executive officers and directors. Officers are elected by, and serve at the discretion of, the Board. Our Board holds meetings on at least a quarterly basis. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

There is no formal requirement under the Company’s memorandum and articles of association mandating that we hold an annual meeting of our shareholders.

There are no family relationships between any of our executive officers and directors. Officers are elected by, and serve at the discretion of, the board of directors. Our Board holds meetings on at least a quarterly basis. As a smaller reporting company under the Nasdaq rules we are required to maintain a board of directors comprised of at least a majority of independent directors, and an audit committee of at least two members, comprised solely of independent directors who also meet the requirements of Rule 10A-3 under the Securities Exchange Act of 1934. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting.

Our Board plays a significant role in our risk oversight and makes all relevant Company decisions. As such, it is important for us to have our Chief Executive Officer serve on the Board as he plays key roles in the risk oversight or the Company. As a smaller reporting company with a small Board, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

Director Independence

Our Board has reviewed the independence of our directors, applying the Nasdaq independence standards. Based on this review, the Board determined that each Zhaohui Deng, Ichi Shih, Yan Xiong and Brock Pierce are “independent” within the meaning of the Nasdaq rules. In making this determination, our Board considered the relationships that each of these non-employee directors has with us and all other facts and circumstances our board deemed relevant in determining their independence.

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares in our company, including the registration of such shares in our share register.

Our company has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain limited exceptional circumstances have the right to seek damages in our name if a duty owed by our directors is breached. You should refer to “Description of Share Capital—Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the Board and the shareholders voting by ordinary resolution. Our directors are not subject to a set term of office and hold office until the next general meeting called for the election of directors and until their successor is duly elected or such time as they die, resign or are removed from office by a shareholders’ ordinary resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director becomes bankrupt or makes any arrangement or composition with his creditors generally or is found to be or becomes of unsound mind.

Board Committees

Currently, three committees have been established under the board: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. Each of the committees of the Board has the composition and responsibilities described below.

The Audit Committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of the financial statements of our company, including the appointment, compensation and oversight of the work of our independent auditors. The Compensation Committee reviews and makes recommendations to the board regarding our compensation policies for our officers and all forms of compensation, and also administers our incentive compensation plans and equity-based plans (but our board retains the authority to interpret those plans). The Nominating Committee is responsible for the assessment of the performance of the board, considering and making recommendations to the board with respect to the nominations or elections of directors and other governance issues. The Nominating Committee considers diversity of opinion and experience when nominating directors.

Audit Committee

The Audit Committee is responsible for, among other matters:

●	appointing, compensating, retaining, evaluating, terminating, and overseeing our independent registered public accounting firm;

●	discussing with our independent registered public accounting firm the independence of its members from its management;

●	reviewing with our independent registered public accounting firm the scope and results of their audit;

●	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

●	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;

●	reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls, and compliance with legal and regulatory requirements;

●	coordinating the oversight by our board of directors of our code of business conduct and our disclosure controls and procedures

●	establishing procedures for the confidential and/or anonymous submission of concerns regarding accounting, internal controls or auditing matters; and

●	reviewing and approving related-party transactions.

Our Audit Committee is comprised of Ms. Ichi Shih serving as Chair of the Audit Committee and includes, as members, Yan Xiong, Brock Pierce and Zhaohui Deng. Our board has affirmatively determined that each of the members of the Audit Committee meets the definition of “independent director” for purposes of serving on an Audit Committee under Rule 10A-3 of the Exchange Act and Nasdaq rules. In addition, our board has determined that Ms. Ichi Shih qualifies as an “audit committee financial expert” as such term is currently defined in Item 407(d)(5) of Regulation S-K and meets the financial sophistication requirements of the Nasdaq Capital Market rules.

Report of the Audit Committee

The Company’s management is responsible for preparing the Company’s financial statements, implementing and maintaining systems of internal control, and the independent auditors are responsible for auditing those financial statements and expressing its opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Company in conformity with generally accepted accounting principles in the United States of America. The Audit Committee is responsible for overseeing the conduct of these activities by the Company’s management and the independent auditors. In fulfilling its responsibilities, the Board appointed Audit Alliance, LLP, an independent registered public accounting firm, as the Company’s independent auditors for the 2021 fiscal year. During the 2021 fiscal year, the Audit Committee reviewed and discussed with the independent auditors the overall scope and specific plans for their audit.

In connection with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, the Audit Committee reviewed and discussed with the independent auditors and with management the Company’s audited consolidated financial statements and the adequacy of its internal control over financial reporting. The Audit Committee met with the independent auditors, without management present, to discuss the results of the independent auditors’ audit and the overall quality of the Company’s financial reporting. The meeting was also designed to facilitate any desired private communication between the Audit Committee and the independent auditors.

The Audit Committee discussed with the independent auditors the matters required to be discussed by the Statement on Auditing Standards No. 61 (AICPA, Professional Standards, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board, or PCAOB, in Rule 3200T. The Audit Committee received the written disclosures and the letter from the independent auditors required by applicable requirements of the PCAOB regarding the independent accountants’ communications with the Audit Committee concerning independence and has discussed with the independent auditors the independent auditors’ independence.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, as filed with the Securities and Exchange Commission.

Submitted by the Audit Committee.

/s/ Ichi Shih

Compensation Committee

The Compensation Committee is responsible for, among other matters:

●	reviewing and approving, or recommending to the board of directors to approve the compensation of our CEO and other executive officers and directors;

●	reviewing key employee compensation goals, policies, plans and programs;

●	administering incentive and equity-based compensation;

●	reviewing and approving employment agreements and other similar arrangements between us and our executive officers; and

●	appointing and overseeing any compensation consultants or advisors.

Our Compensation Committee is comprised of Yan Xiong, Zhaohui Deng, Ichi Shih and Brock Pierce, with Yan Xiong serving as chair of the Compensation Committee.

Nominating and Corporate Governance Committee

The Nominating Committee is responsible for, among other matters:

●	selecting or recommending for selection candidates for directorships;

●	evaluating the independence of directors and director nominees;

●	reviewing and making recommendations regarding the structure and composition of our board and the board committees;

●	developing and recommending to the board corporate governance principles and practices;

●	reviewing and monitoring the Company’s Code of Business Conduct and Ethics; and

●	overseeing the evaluation of the Company’s management.

Our Nominating Committee is comprised of Zhaohui Deng, Yan Xiong, Ichi Shih and Brock Pierce, with Zhaohui Deng serving as chair of the Nominating Committee.

The Nominating and Corporate Governance Committee will consider director candidates recommended by shareholders. Shareholders who wish to recommend to the Nominating and Corporate Governance Committee a candidate for election to the Board should send their letters to Carol Wang, Carol.wang@Bit-Digital.com. The corporate secretary will promptly forward all such letters to the members of the Nominating Committee.

Board Member Attendance at Annual Meetings

Our Board members are generally expected to attend our Annual Meetings in person or by telephone unless personal circumstances make the Board member’s attendance impracticable or inappropriate.

Shareholder Communications with Directors

We have no formal written policy regarding communication with the members of the Board. Persons wishing to write to the Board or to a specified director or committee of the Board should send correspondence to the Secretary at our main office. Electronic submissions of shareholder correspondence will not be accepted. The Secretary will forward to the directors all communications that, in his judgment, are appropriate for consideration by the directors. Any correspondence received that is addressed generically to the Board will be forwarded to the Chairman of the Board, with a copy will be sent to the Chairman of the Audit Committee.

Interested Transactions

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

Remuneration and Borrowing

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid for all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Qualification

A director is not required to hold Ordinary Shares as a qualification to office.

EXECUTIVE COMPENSATION

For the fiscal years ended December 31, 2021, 2020, and 2019, we paid an aggregate of approximately $2,505,542, $80,000, and $75,785, respectively, in cash to our executive officers, and $4,000, $16,000, and $9,852, respectively, to our non-executive directors.

Summary Compensation Table

The following table sets forth the cash and non-cash compensation for awarded to or earned by (i) each individual serving as our principal executive officer and principal financial officer during the fiscal years ended December 31, 2021 and 2020, and (ii) the three (3) most highly compensated individuals; and who received in excess of $100,000 in the form of salary and bonus during such fiscal year (collectively, the “named executive officers”).

Name and Principal Position	Year	Salary	Cash Bonus	Stock Awards		Stock Based Comp (5)	Non-Equity Incentive Plan Comp	Paid Deferred Comp Earnings	All Other Comp	Total
Bryan Bullett, CEO(1)	2021	$93,750	$567,021	160,765	(2)	$2,132,290	$-	$-	$-	$2,793,061

Erke Huang, CFO and	2021	$64,000	$1,120,000	440,000		$3,502,400	$-	$-	$-	$4,686,400
Director(3)	2020	$80,000	$-	-		$-	$-	$-	$-	$80,000

Sam Tabar, CSO(4)	2021	$93,750	$567,021	160,765	(2)	$2,132,290	-	-	-	$2,793,061

(1)	Mr. Bullett has served as CEO since March 31, 2021.
(2)	Messrs. Bullett and Tabar were awarded 120,765 restricted stock units (RSUs) pursuant to employment agreements dated March 31, 2021, which shares will be vested over 24 months commencing in February 2021. In July 2021, Messrs. Bullett and Tabar were award 40,000 RSUs as a bonus. The RSUs awarded to Messrs. Bullett and Tabar were granted under the Company’s 2021 Omnibus Equity Incentive Plan.
(3)	Mr. Huang has served as CFO since October 18, 2019 and as Interim CEO from February 2, 2021 until March 31, 2021.
(4)	Mr. Tabar has served as CSO since March 31, 2021.
(5)	The “Stock Based Comp” column represents the aggregate grant date fair value for restricted stock units granted under the Company’s 2021 Omnibus Equity Incentive Plan during fiscal years 2021, computed in accordance with Financial Accounting Standards Board (“FASB”) ASC Topic 718 (“ASC 718”). See Note 2 to our consolidated financial statements for the year ended December 31, 2021, for details on the assumptions used to determine the grant date fair value of the restricted stock units. As of December 31, 2021, fair value of the vested and issued RSUs, based on the closing price on the vesting date, for Messrs. Bullett, Huang and Tabar is $897,230, $3,502,400 and $897,230 respectively.

We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

Employment Agreements

Erke Huang

On October 28, 2019, the Company and Erke Huang entered into an employment agreement pursuant to which the Company will pay Mr. Huang US$ 60,000 per annum for serving as Chief Financial Officer of the Company. The agreement is for a term of two (2) years and was renewed automatically for one-year terms when not terminated by either party. Mr. Huang is eligible for bonuses as determined by the Board and eligible to participate in equity incentive plans of the Company. The Company shall also reimburse Mr. Huang for reasonable and approved expenses incurred by him in connection with the performance of his duties under his employment agreement. Mr. Huang is subject to a one-year non-competition and non-solicitation covenant from the date of termination of employment for any reason. The Company and Mr. Huang also entered into a director agreement on October 30, 2019, pursuant to which the Company agrees to pay Mr. Huang one thousand (US$1,000) dollars per quarter for serving on the Board. The Company shall also reimburse Mr. Huang for reasonable and approved expenses incurred by him in connection with the performance of his duties under his director agreement. Mr. Huang has no family relationship with any of the executive officers of the Company.

Bryan Bullett

Mr. Bullett is employed under a two-year Employment Agreement with an automatic renewal for successive one-year periods, unless terminated by either party on at least ninety (90) days prior written notice. He was compensated at the rate of $125,000 per annum during 2021. Pursuant to an amendment dated January 1, 2022, Mr. Bullett’s base salary was increased to $500,000 commencing January 1, 2022 through the end of the two-year term. He is eligible for a discretionary yearly cash bonus based on targets and performance criteria to be established by the Board. Mr. Bullett was awarded 120,765 restricted stock units (“RSUs”) under his Employment Agreement. The RSUs were awarded under the 2021 Omnibus Equity Incentive Plan approved by the Company’s shareholders at its April 2021 Annual General Meeting.

In the event Mr. Bullett’s employment is terminated by the Company without Cause (as defined in the Employment Agreement) or by Mr. Bullett with Good Reason (as defined in the Employment Agreement), Mr. Bullett shall receive, in addition to all Accrued Obligations (as defined in the Employment Agreement), a lump sum severance payment of twenty-four (24) months base salary and all RSUs accrued shall be fully vested.

Sam Tabar

Mr. Tabar is employed under a two-year Employment Agreement on substantially the same terms as the Employment Agreement described above for Mr. Bullett. He too was compensated at a base salary of $125,000 per annum during 2021. Pursuant to an amendment dated January 1, 2022, Mr. Tabar’s base salary was increased to $500,000 commencing January 1, 2022 through the end of the two-year term. He was awarded 120,765 RSUs under his Employment Agreement pursuant to the terms and conditions of the 2021 Omnibus Equity Incentive Plan.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to assign all right, title and interest (including but not limited to patents and trademarks) in all inventions and designs which they conceive, develop or reduce to practice during the executive officer’s employment with the Company and 2 years thereafter.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; or (ii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

Director Compensation

The Company and each of its independent directors, Ms. Ichi Shih, Yan Xiong and Zhaohui Deng, entered into director agreements pursuant to which the Company agreed to pay each director one thousand (US$1,000) dollars per quarter for serving on the Board for a one-year period, subject to a one-year renewal. In 2021, the Board also authorized one-time 10,000 RSUs award with immediate vesting to Ichi Shih for her services pursuant to the Company’s 2021 Omnibus Equity Incentive Plan. The Company shall also reimburse each director for reasonable and approved expenses incurred by him or her in connection with the performance of their duties under the director agreements.

As an independent director, Mr. Pierce, through an entity for which he serves on the Company’s Board, was awarded 20,000 RSUs with immediate vesting pursuant to the Company’s 2021 Omnibus Equity Incentive Plan. He is eligible for additional compensation, from time to time, at the discretion of the Board. His term is one year subject to a one-year renewal year re-election by a majority of the shareholders of the Company. He will be provided with additional compensation for any renewal of at least the initial 20,000 RSUs award.

There have been no transactions in the past two years to which the Company or any of its subsidiaries was or is to be a party, in which each director had, or will have, a direct or indirect material interest.

Code of Ethics

We have adopted a code of ethics that applies to all of our executive officers, directors and employees. The code of ethics codifies the business and ethical principles that govern all aspects of our business.

Family Relationships

There is no family relationship among any of our directors or executive officers.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information regarding beneficial ownership of our Ordinary Shares by each person who is known by us to beneficially own more than 5% of our Ordinary Shares. The table also identifies the share ownership of each of our directors, each of our named executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the Ordinary Shares indicated. Our principal shareholders do not have different voting rights than any other holder of our Ordinary Shares.

We have determined beneficial ownership in accordance with the rules of the SEC. Under such rules, beneficial ownership includes any Ordinary Shares over which the individual has sole or shared voting power or investment power as well as any Ordinary Shares that the individual has the right to subscribe for within 60 days of June 7, 2022 through the exercise of any warrants or other rights. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power or the power to receive the economic benefit with respect to all Ordinary Shares that they beneficially own, subject to applicable community property laws. None of the Shareholders listed in the table are a broker-dealer or an affiliate of a broker-dealer. Percentage ownership of our Ordinary Shares in the following table is based on 82,426,279 Ordinary Shares outstanding on June 7, 2022. Unless otherwise indicated, the address of each of the individuals and entities named below is c/o Bit Digital, Inc., 33 Irving Place, New York, NY, 10003.

	Ordinary Shares Beneficially Owned(2)
Name of Beneficial Owners(1)	Number		Voting Securities %
Directors and Officers:
Erke Huang	740,000	(3)	15.7	%(4)
Zhaohui Deng	700,000	(3)	29.8	%(4)
Yan Xiong	—		—
Ichi Shih	10,000	(5)	*
Brock Pierce	20,000	(6)	*
Bryan Bullett	175,765	(7)	*
Sam Tabar	175,765	(7)	*
All directors and officers as a group (seven individuals)	1,821,530		37.9%
5% shareholders:
Wise Gain Investment Industries Limited(8) Coastal Building, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola B.V.I.	6,276,700		7.6%
Armistice Capital, LLC(9), 510 Madison Avenue, 7th Floor, New York, NY 10022	4,215,852		5.1%

*	Less than 1% of issued and outstanding shares.

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is c/o Bit Digital, Inc., 33 Irving Place, New York, New York 10003.
(2)	Applicable percentage of voting securities prior to the date of this report is based on 82,426,279 ordinary shares outstanding and one million preference shares, each preference share with fifty (50) votes, or an aggregate of 132,426,279 voting securities as of June 7, 2022, together with securities exercisable or convertible into ordinary shares within sixty (60) days as of such date for each shareholder.
(3)

Erke Huang and Zhaohui Deng are the beneficial owners of 300,000 and 700,000 Ordinary Shares, respectively, issuable upon the conversion of 1,000,000   Preference Shares owned by Geney Development Limited (“GDI”), a BVI entity, located at 4th Floor Waters Edge Building, Meridian Plaza, Road Town, Tortola VG1110, British Virgin Islands.

The Company’s Amended and Restated Articles of Association (the “AOA”) provides that (i) all Preference Shares are convertible into Ordinary Shares on a one-for-one basis and (ii) for all Company matters requiring the vote of Members by a poll or by proxy, each Preference Share shall carry the equivalent number of votes as 50 Ordinary Shares, or an aggregate of 50,000,000 votes, which are equal to approximately 60.6% of the 82,426,279 issued and outstanding shares as of June 7, 2022 or approximately 37.8% of the Voting Securities, including the Preference Shares.

(4)	The 300,000 preference shares beneficially owned by Mr. Huang carry 15 million votes and the 700,000 preference shares owned by Mr. Deng carry 35 million votes.
(5)	Represents 10,000 ordinary shares issuable under restricted stock units (“RSUs”) granted and vested in October 2021.
(6)	Represents 20,000 ordinary shares issuable under RSUs granted and vested pursuant to the Director Agreement under which Mr. Pierce is serving.
(7)	Of these shares, 15,000 are issuable to each of Mr. Bullett and Mr. Tabar upon exercise of RSUs awarded under a Consulting Services Agreement dated February 1, 2021 with Wellington Park Inc.; 120,765 are issuable to each of Mr. Bullett and Mr. Tabar upon exchange of RSUs awarded under their respective employment agreements entered into, each effective as of March 31, 2021 and the remaining 40,000 shares were issued upon exchange of RSUs awarded pursuant to Board of Directors’ resolutions adopted on July 29, 2021. The RSUs were awarded under the Company’s 2021 Omnibus Equity Incentive Plan approved by the Company’s shareholders at the 2020 AGM. The initial 135,765 shares issued to both Mr. Bullett and Mr. Tabar vest in twenty-four (24) equal monthly installments commencing in February 2021. The most recent 40,000 RSUs (as exchanged for Ordinary Shares) issued to each of Messrs. Bullett and Tabar were fully vested upon award.
(8)	Pursuant to a Schedule 13G filed with the SEC on June 22, 2021, Mr. Kenneth Vin Zorro has voting and disposition power over the shares held by such entity.
(9)	Pursuant to a Schedule 13G filed with the SEC on February 14, 2022, Armistice Capital, LLC (“Armistice Capital”) is the investment manager of Armistice Capital Master Fund Ltd. (the “Master Fund”), the direct holder of the shares, and pursuant to an Investment Management Agreement, Armistice Capital exercises voting and investing power over the securities of the Company held by the Master Fund and thus may be deemed to beneficially own the securities of the Company held by the Master Fund. Mr. Boyd, as the managing member of Armistice Capital, may be deemed to beneficially own the securities of the Company held by the Master Fund. The Master Fund specifically disclaims beneficial ownership of the securities of the Company directly held by it by virtue of its inability to vote or dispose of such securities as a result of its Investment Management Agreement with Armistice Capital.

Related Party Transactions

On March 21, 2022, the Company and an officer of the Company entered into a Confidential Settlement, General Release and Separation Agreement (the “Agreement”) with a former employee (the “Employee”). The Employee asserted various disputes, which the Company settled for a sum of $500,000. The parties entered into a non-disclosure agreement and agreed to mutual non-disparagement. The Board of Directors of the Company has retained counsel to review the matter and will make recommendations if necessary on policies and procedures.

On May 26, 2021, the Company entered into a Share Exchange Agreement (the “SEA”) with Geney Development Limited (“Geney”), a corporation formed under the laws of the British Virgin Islands. Geney is owned seventy (70%) percent by Zhaohui Deng, Chairman of the Board of the Company, and thirty (30%) percent owned by Erke Huang, the Company’s Chief Financial Officer and a director of the Company. Under the SEA, Geney exchanged 1,000,000 ordinary shares for 1,000,000 Preference Shares. Each Preference Share provides for: (i) an eight (8%) percent annual dividend when declared by the Board; (ii) a liquidation preference of $10 per share (an aggregate of $10 million) senior to ordinary shares; (iii) converts on a one-for-one basis, subject to a 4.99% blocker; and (iv) fifty (50) votes per Preference Share in order for management to carry out its intended business plan. See “Executive Compensation” above for information concerning employment agreements entered into with each of the Company’s executive officers: Bryan Bullett, Chief Executive Officer, Erke Huang, Chief Financial Officer, and Sam Tabar, Chief Strategy Officer.

During the year ended December 31, 2020, the Company borrowed funds of $329,722 from the Company’s interim Chief Executive Officer and Chief Financial officer, Erke Huang as working capital to support the Company’s digital asset mining when needed. As of the date of this report, the outstanding balance due to Erke Huang was $nil. Such borrowings were non-interest bearing and due on demand.

During the year ended December 31, 2019, the Company borrowed funds from the Company’s former senior management as working capital to support the Golden Bull Limited’s peer-to-peer lending business which was disposed in September 2020.

Vote Required and Board Recommendation

The director nominees for directors who receive the affirmative vote of a majority of votes cast at the Annual Meeting and were voted will be elected. The Board recommends a vote FOR election of the director nominees.

PROPOSAL 2

AUTHORIZATION OF THE BOARD OF DIRECTORS
TO EFFECT A REVERSE STOCK SPLIT AND INCREASE
IN AUTHORISED SHARE CAPITAL THEREAFTER

The following is a summary of the principal terms of the proposed Reverse Stock Split and subsequent increase to the Company's authorised share capital. This summary does not contain all information that may be important to you. We encourage you to carefully read this proxy statement, including the exhibits and the documents we have incorporated by reference into this information statement, in their entirety.

As of June 7, 2022, the Board of Directors unanimously approved a resolution to authorize our Board of Directors (the “Board”) to (i) effect a Reverse Stock Split using at its discretion, and on a whole number ratio basis, by issuing one (1) Ordinary Share in exchange for a range of 1 for 3 to 1 for 6 Ordinary Shares and issuing one (2) Preference Share in exchange for a range of 1 for 3 to 1 for 6 Preference Shares; (ii) to increase the Company's authorised share capital; and (iii) amend our amended and restated memorandum and articles of association (the “MAA”) (all subject to receipt of the necessary shareholder approval).

The exact ratio to be chosen by the Board will be determined as to what is in the best interests of the Company, as the Board expects that it will increase the share price of our Ordinary Shares. The Reverse Stock Split is intended to ensure the Company’s ability to maintain a minimum closing bid price of $1.00 per Ordinary Share for at least thirty (30) consecutive trading days, as required by the Nasdaq Capital Market. The Board believes that if we are successful in maintaining a higher price per share of our Ordinary Shares, we will be able to generate greater interest among investors and institutions. If we are successful in generating such interest, we anticipate that our Ordinary Shares would have greater liquidity and a stronger investor base.

The Reverse Stock Split would reduce the number of (i) authorised Ordinary Shares from 340,000,000 Ordinary Shares with a par value of US$0.01 per share to 56,666,667 Ordinary Shares with a par value of US$.06 per share and (ii) Ordinary Shares issued and outstanding from approximately 82,426,279 shares as of June 7, 2022, to approximately 13,737,713 shares with a par value of US$.06 per share based on the maximum 1-for-6 Reverse Stock Split Shares, or (i) authorised Ordinary Shares from 340,000,000 Ordinary Shares with a par value of US$0.01 per share to 113,333,333 Ordinary Shares with a par value of US$.03 per share and (ii) to approximately 27,475,426 shares with a par value of US$.03 per share based on the minimum 1-for-3 Reverse Stock Split Shares.

The Reverse Stock Split would reduce the number of (i) authorised Preference Shares from 10,000,000 Preference Shares with a par value of US$0.01 per share to 1,666,667 Preference Shares with a par value of US$.06 per share and (ii) Preference Shares issued and outstanding from 1,000,000 shares as of June 7, 2022, to approximately 166,667 Preference Shares with a par value of US$.06 per share based on the maximum 1-for-6 Reverse Stock Split Shares or (i) authorised Preference Shares from 10,000,000 Preference Shares with a par value of US$0.01 per share to 3,333,333 Preference Shares with a par value of US$.03 per share or (ii) Preference Shares issued and outstanding from 1,000,000 shares as of June 7, 2022, to approximately 333,333 Preference Shares with a par value of US$.03 per share based on the minimum 1-for-3 Reverse Stock Split Shares.

Following the Reverse Stock Split, there will be a reduction in the number of issued and outstanding Ordinary Shares and Preference Shares. Following the proposed increased in the Company's authorised share capital contemplated below, additional Ordinary Shares and Preference Shares will be available for issuance.

The following table reflects the maximum and minimum number of Ordinary Shares that would be outstanding as a result of the proposed Reverse Stock Split, and the approximate maximum and minimum percentage reduction in the number of outstanding shares, based on 82,426,279 Ordinary Shares outstanding as of the record date, as well as the maximum and minimum number of Ordinary Shares that would be available for issuance after each proposed Reverse Stock Split and following the increase in the Company's authorised share capital:

Proposed Reverse Stock Split Ratio	Ordinary Shares Outstanding	Percentage Reductions	Ordinary Shares Available for Issuance	Ordinary Shares Authorized
Current	82,426,279	N/A	257,573,721	340,000,000
1 for 3	27,475,426	66.7%	85,857,907	113,333,333
Increase in authorised ordinary shares to 240,000,000	27,475,426	-	212,524,574	240,000,000
1 for 6	13,737,713	83.3%	42,928,954	56,666,667
Increase in authorised ordinary shares to 240,000,000	13,737,713	-	226,262,287	240,000,000

The following table reflects the maximum and minimum number of Preference Shares that would be outstanding as a result of the proposed Reverse Stock Split, and the approximate maximum and minimum percentage reduction in the number of outstanding shares, based on 1,000,000 Preference Shares outstanding as of the record date, as well as the number of maximum and minimum Preference Shares that would be available for issuance after each proposed Reverse Stock Split and following the proposed increase in the Company's authorised share capital:

Proposed Reverse Stock Split Ratio	Preference Shares Outstanding	Percentage Reductions	Preference Shares Available for Issuance	Preference Shares Authorized
Current	1,000,000	N/A	9,000,000	10,000,000
1 for 3	333,333	66.7%	3,000,000	3,333,333
Increase in authorised preference shares to 10,000,000	333,333	-	9,666,667	10,000,000
1 for 6	166,667	83.3%	1,500,000	1,666,667
Increase in authorised preference shares to 10,000,000	166,667	-	9,833,333	10,000,000

The Board of Directors will cause an amendment to the Company’s MAA to be filed with the General Registry of the Cayman Islands and effect the Reverse Stock Split and the increase in the Company's authorised share capital only if the Board of Directors determines thereafter that the Reverse Stock Split and the increase in the Company's authorised share capital would be in the best interests of the Company and its Shareholders at the time. The Board of Directors may determine in its discretion a whole-number ratio in the range of 1 for 3 to 1 for 6 at which to effect the Reverse Stock Split. The Board of Directors also may determine in its discretion not to effect any Reverse Stock Split and the increase in the Company's authorised share capital and not to file the corresponding amendment to the Company’s MAA. No further action on the part of Shareholders will be required to either effect or abandon the Reverse Stock Split or the increase in the Company's authorised share capital.

The ordinary resolution shareholders will be asked to approve is as follows:

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	conditional upon the approval of the Board of Directors of the Company in its sole discretion, with effect as of the date the Board of Directors of the Company may determine:

a.	the authorised, issued and outstanding Ordinary Shares and Preference Shares of the Company (collectively, the "Shares") be consolidated by changing each 6 Shares of the Company, or such lesser whole share amount as the board of directors of the Company may determine in its sole discretion, such amount not to be less than 3, into 1 Share of the Company (the "Reverse Stock Split");

b.	no fractional Shares shall be issued in connection with the Reverse Stock Split and, in the event that a Shareholder would otherwise be entitled to receive a fractional share upon the Reverse Stock Split, the number of Shares to be received by such Shareholder shall be rounded up to the next highest whole number of Shares; and

c.	following the Reverse Stock Split, the authorised share capital of the Company be increased to within the range of US$9,900,000 to US$15,000,000 consisting of 240,000,000 Ordinary Shares of a par value within the range of US$0.03 to US$0.06 each and 10,000,000 Preference Shares with a par value within the range of US$ US$0.03 to US$0.06 each, such authorised share capital to be finalized upon determination by the Board of Directors of the Company, in its sole discretion, of the whole-number ratio of the Reverse Stock Split (the "Share Capital Increase"); and

2.	any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Reverse Stock Split and Share Capital Increase, if and when deemed advisable by the Board of Directors of the Company in its sole discretion.

Purpose of the Reverse Stock Split and increase in the Company's authorised share capital

The Board of Directors believes that it is in the best interests of the Company and its Shareholders to seek the requisite approvals to reduce the number of issued and outstanding Ordinary Shares through a Reverse Stock Split. Immediately following the completion of a Reverse Stock Split, the number of Ordinary Shares and Preference Shares issued and outstanding would be reduced proportionately based on the Reverse Stock Split ratio determined by the Board of Directors, which must be within the range set forth in this Proposal.

The Board of Directors believes that effecting a Reverse Stock Split is likely to increase the market price for the Ordinary Shares, as fewer shares will be outstanding. The Board of Directors believes that approval of several options for the ratio of the Reverse Stock Split provides it with flexibility to pursue financing from investors and issuing Ordinary Shares in exchange for such financing, meeting business needs as they arise, taking advantage of favorable opportunities, and responding to a changing corporate environment. In particular, under the Company’s effective registration statement on Form F-3 (No. 333-257934), the Company is authorized to sell up to $500 million of the Ordinary Shares at the market price. Therefore, the Reverse Stock Split is intended to ensure the Company’s ability to maintain a minimum closing bid price of $1.00 per Ordinary Share for at least thirty (30) consecutive trading days, as required by the Nasdaq Capital Market.

Except as set forth in the Company’s effective registration statements filed with the SEC, the Company currently does not have any plans, arrangements or understandings, written or oral, to issue any of the authorised but unissued Ordinary Shares or Preference Shares that would become available as a result of the Reverse Stock Split and increase in the Company's authorised share capital.

Board Discretion to Effect the Reverse Stock Split

No further action on the part of Shareholders will be required to either effect or abandon the Reverse Stock Split or the increase in the Company's authorised share capital. If the Board of Directors determines to effect the Reverse Stock Split, the Company would communicate to the public, prior to the effective time of the Reverse Stock Split, additional details regarding the Reverse Stock Split (including the final Reverse Stock Split ratio, as determined by the Board of Directors). The Board of Directors reserves the right to elect not to proceed with the Reverse Stock Split or the increase in the Company's authorised share capital if it determines, in its discretion, that the Reverse Stock Split or the increase in the Company's authorised share capital is not in the best interests of the Company and its Shareholders.

Certain Risks Associated with the Reverse Stock Split

There can be no assurance that following the Reverse Stock Split the market price of the Ordinary Shares will increase in proportion to the reduction in the number of Ordinary Shares issued and outstanding before the proposed Reverse Stock Split. Other factors, such as the Company’s financial results, market conditions, the market perception of the Company’s business, and general economic conditions may adversely affect the market price of the Ordinary Shares. As a result, there can be no assurance that the Reverse Stock Split, if completed, will result in the intended benefits, including as described herein, that the market price of the Ordinary Shares will increase following the Reverse Stock Split or that the market price of the Ordinary Shares will not decrease in the future. Additionally, we cannot assure you that the market price per share of the Ordinary Shares after a Reverse Stock Split will increase in proportion to the reduction in the number of the Ordinary Shares outstanding before the Reverse Stock Split. Accordingly, the total market capitalization of the Company, based on the outstanding Ordinary Shares after the Reverse Stock Split, may be lower than the total market capitalization before the Reverse Stock Split. Moreover, the number of authorised Ordinary Shares will not be proportionately reduced by the Reverse Stock Split following the increase in the Company's authorised share capital. This will allow for more shares to be available for issuance. Accordingly, the Reverse Stock Split and the increase in the Company's authorised share capital will have the effect of increasing the authorized, but unissued Ordinary Shares as a percentage of total authorised shares. Following the Reverse Stock Split and increase in the Company's authorised share capital, if effected, the Board of Directors will have the authority, subject to applicable corporate and securities laws, to issue all authorised and unissued shares without further Shareholder approval, upon such terms and conditions as the Board of Directors deems appropriate.

Impact of the Proposed Reverse Stock Split If Effected

The Reverse Stock Split would affect all of the Company’s Shareholders uniformly and would not affect any Shareholder’s ownership percentage or proportionate voting power (subject to the treatment of fractional shares). The principal effects of the Reverse Stock Split will be that:

●	the number of issued and outstanding Ordinary Shares and Preference Shares will be reduced proportionately based on the final Reverse Stock Split ratio as determined by the Board of Directors;

●	the number of shares reserved for issuance, any maximum number of shares with respect to which equity awards may be granted to any participant and the number of shares and any exercise price subject to awards outstanding under the Company’s equity-based compensation plans will be adjusted proportionately based on the final Reverse Stock Split ratio such that prior to the proposed increase in the Company's authorised share capital, the number of shares reserved for issuance and the number of shares subject to such limits shall be reduced and any applicable exercise price shall be increased; and

●	the Reverse Stock Split will likely increase the number of Shareholders who own odd lots (less than 100 shares). Shareholders who hold odd lots may experience an increase in the cost of selling their shares and may have greater difficulty in executing sales.

Although the number of outstanding Ordinary Shares would decrease following the proposed Reverse Stock Split, the Board of Directors does not intend for the Reverse Stock Split to be the first step in a “going private transaction” within the meaning of Rule 13e-3 of the Securities Exchange Act of 1934.

No Fractional Shares

Shareholders will not receive fractional post-Reverse Stock Split shares in connection with the Reverse Stock Split. Instead, resulting fractional shares will be rounded up to the next whole share.

Effect on Registered and Beneficial Shareholders

Upon the Reverse Stock Split, we intend to treat Shareholders holding Ordinary Shares in “street name” (that is, held through a brokerage firm, bank, broker-dealer, or other similar organization) in the same manner as registered Shareholders whose Ordinary Shares are registered in their names. Brokerage firms, banks, broker-dealers, and other similar organizations will be instructed to effect the Reverse Stock Split for their beneficial holders holding Ordinary Shares in “street name;” however, these organizations may apply their own specific procedures for processing the Reverse Stock Split. If you hold your Ordinary Shares in “street name,” and if you have any questions in this regard, we encourage you to contact your nominee.

Effect on Registered “Book-Entry” Shareholders

The Company’s registered Shareholders may hold some or all of their shares electronically in book-entry form. These Shareholders will not have stock certificates evidencing their ownership of Ordinary Shares. They are, however, provided with a statement reflecting the number of Ordinary Shares registered in their accounts.

●	If you hold registered Ordinary Shares in book-entry form, you do not need to take any action to receive your post-Reverse Stock Split Ordinary Shares in registered book-entry form.

●	If you are entitled to post-Reverse Stock Split Ordinary Shares, a transaction statement will automatically be sent to your address of record as soon as practicable after the effective time of the Reverse Stock Split indicating the number of Ordinary Shares you hold.

Effect on Registered Certificated Shares

Some registered Shareholders hold their Ordinary Shares in certificate form or a combination of certificate and book-entry forms. If any of your Ordinary Shares are held in certificate form, you will receive a transmittal letter from the Company’s transfer agent as soon as practicable after the effective time of the Reverse Stock Split. The transmittal letter will be accompanied by instructions specifying how you can exchange your certificate representing the pre-Reverse Stock Split Ordinary Shares for a statement of holding. When you submit your certificate representing the pre-Reverse Stock Split Ordinary Shares, your post-Reverse Stock Split Ordinary Shares will be held electronically in book-entry form. This means that, instead of receiving a new stock certificate, you will receive a statement of holding that indicates the number of post-Reverse Stock Split Ordinary Shares you own in book-entry form. The Company will no longer issue physical stock certificates unless you make a specific request for a share certificate representing your post-Reverse Stock Split ownership interest.

Beginning at the effective time of the Reverse Stock Split, each certificate representing pre-Reverse Stock Split shares will be deemed for all corporate purposes to evidence ownership of post-Reverse Stock Split shares.

Accounting Consequences

The par value per share of the Ordinary Shares will be increased proportionately after the Reverse Stock Split. The Reverse Stock Split will not result in a change to the aggregate paid up share capital amount of the Company relating to the Ordinary Shares. After the Reverse Stock Split, net income or loss per share, and other per share amounts, will be increased because there will be fewer Ordinary Shares outstanding. In future financial statements, net income or loss per share and other per share amounts for periods ending before the Reverse Stock Split would be recast to give retroactive effect to the Reverse Stock Split.

As described above under “Impact of the Proposed Reverse Stock Split If Effected,” the exercise price of outstanding options and warrants will be proportionately adjusted based on the final Reverse Stock Split. The Company does not anticipate that any other accounting consequences would arise as a result of the Reverse Stock Split.

No Appraisal Rights

Shareholders will not have dissenters’ or appraisal rights under Cayman Islands corporate law or under the Company’s Memorandum and Articles of Association in connection with the proposed Reverse Stock Split and increase in the Company's authorised share capital.

Procedure for Effecting Reverse Stock Split

If the Board of Directors effects the Reverse Stock Split and the increase in the Company's authorised share capital, the Reverse Stock Split and the increase in the Company's authorised share capital will become effective at such time as is specified in the Company's board resolutions, which is referred to as the effective time of the Reverse Stock Split and the increase in the Company's authorised share capital. Beginning at the effective time of the Reverse Stock Split, each certificate representing pre-Reverse Stock Split Ordinary Shares will be deemed for all corporate purposes to evidence ownership of post-Reverse Stock Split Ordinary Shares.

Certain U.S. Federal Income Tax Consequences of the Reverse Stock Split

The following discussion is a general summary of certain United States of America (“U.S.”) federal income tax consequences of the Reverse Stock Split that may be relevant to holders of Ordinary Shares that hold such stock as a capital asset for federal income tax purposes. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, administrative rulings and judicial decisions as of the date hereof, all of which may change, possibly with retroactive effect, resulting in U.S. federal income tax consequences that may differ from those discussed below. This discussion does not address all aspects of federal income taxation that may be relevant to such holders in light of their particular circumstances or to holders that may be subject to special tax rules, including, without limitation: (i) holders subject to the alternative minimum tax; (ii) banks, insurance companies, or other financial institutions; (iii) tax-exempt organizations; (iv) dealers in securities or commodities; (v) regulated investment companies or real estate investment trusts; (vi) partnerships (or other flow-through entities for U.S. federal income tax purposes and their partners or members); (vii) traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; (viii) U.S. Holders (as defined below) whose “functional currency” is not the U.S. dollar; (ix) persons holding Ordinary Shares as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction; (x) persons who acquire Ordinary Shares in connection with employment or other performance of services; and (xi) U.S. expatriates. In addition, this summary does not address the tax consequences arising under the laws of any foreign, state or local jurisdiction and U.S. federal tax consequences other than federal income taxation. If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Ordinary Shares, the tax treatment of a holder that is a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership.

We have not sought, and will not seek, an opinion of counsel or a ruling from the Internal Revenue Service (“IRS”) regarding the U.S. federal income tax consequences of the Reverse Stock Split, and there can be no assurance the IRS will not challenge the statements and conclusions set forth below or that a court would not sustain any such challenge. EACH HOLDER OF ORDINARY SHARES SHOULD CONSULT SUCH HOLDER’S TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT TO SUCH HOLDER.

For purposes of the discussion below, a “U.S. Holder” is a beneficial owner of Ordinary Shares that for U.S. federal income tax purposes is: (1) an individual citizen or resident of the U.S.; (2) a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust, the administration of which is subject to the primary supervision of a U.S. court and as to which one or more U.S. persons have the authority to control all substantial decisions of the trust, or that has a valid election in effect to be treated as a U.S. person. A “Non-U.S. Holder” is a beneficial owner (other than a partnership) of Ordinary Shares who is not a U.S. Holder.

U.S. Holders

A U.S. Holder generally should not recognize gain or loss upon such holder’s exchange of pre-split Ordinary Shares for post-split Ordinary Shares pursuant to the Reverse Stock Split. A U.S. Holder’s aggregate tax basis in the Ordinary Shares received pursuant to the Reverse Stock Split should equal the aggregate tax basis of the Ordinary Shares surrendered, and such U.S. Holder’s holding period in the Ordinary Shares received should include the holding period in the Ordinary Shares surrendered.

Treasury regulations promulgated under the Code provide detailed rules for allocating the tax basis and holding period of the Ordinary Shares surrendered to the Ordinary Shares received pursuant to the Reverse Stock Split. Holders of Ordinary Shares acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares.

Non-U.S. Holders

Non-U.S. Holders who exchange Ordinary Shares pursuant to the Reverse Stock Split generally should be subject to tax in the manner described above under “U.S. Holders.”

SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Vote Required and Board Recommendation

As this action requires approval by way of Ordinary Resolution, the affirmative vote of a simple majority of the votes cast by, or on behalf of, the shareholders entitled to vote at the Annual Meeting is required for approval of this Proposal. The Board recommends a vote FOR this Proposal (to be passed as an Ordinary Resolution).

PROPOSAL 3

APPROVAL OF PROPOSED AMENDED AND RESTATED
MEMORANDUM AND ARTICLES OF ASSOCIATION

Subject to Shareholder approval of Proposal 2 above, and entirely conditional upon and with effect from the date of approval of the Board of Directors in accordance with Proposal 2, it is proposed that the Company adopt amended and restated memorandum and articles of association in substantially the forms provided as Annexes A and B, respectively, with this Proxy Statement (the "Amended and Restated MAA"), as the memorandum and articles of the Company in place of the present memorandum and articles.

At the Company’s extraordinary general meeting held on September 8, 2021, Shareholders approved an ordinary resolution to increase the Company’s authorised share capital from US$1,500,000 consisting of 140,000,000 Ordinary Shares of US$0.01 each and 10,000,000 Preference Shares of US$0.01 each to US$3,500,000 consisting of 340,00,000 Ordinary Shares of US$0.01 each and 10,000,000 Preference Shares of US$0.01 each.

The amendments contained in the Amended and Restated MAA will reflect:

1.	the consequential changes to the Company's share capital resulting from the Reverse Stock Split and Share Capital Increase;

1.	the right to dividends in respect of the Preference Shares shall not be cumulative;

2.	on a liquidation of the Company, the holder of any Preference Shares shall have the right to receive in preference to the holders of Ordinary Shares, the greater of (a) the original purchase price of that Preference Share (adjusted for any Recapitalization Events, as that term is defined in the Amended and Restated MAA) plus any declared but unpaid dividends thereon, but with no right to share in the distribution of any surplus assets of the Company, or (B) that amount that such Preference Share would have received had it been converted into an Ordinary Share pursuant to Article 117(d) of the Amended and Restated MAA on the day immediately prior to the date on which the Company entered liquidation (in which case the Company shall be deemed to have received a Conversion Notice (as that term is defined in the Amended and Restated MAA) in respect of such Preference Share on the day immediately prior to the date on which the Company entered liquidation); and

3.	upon conversion, the holders of the Preference Shares shall receive any declared but unpaid dividends.

Following the Reverse Stock Split and Share Capital Increase as described in this Proxy Statement under Proposal 2 above, the existing 340,000,000 authorised Ordinary Shares will be reduced to 240,000,000 and any fractional shares will be rounded up. The number of existing authorised Preference Shares will remain unchanged at 10,000,000.

The Special Resolution shareholders will be asked to approve is as follows:

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	subject to Shareholder approval of Proposal 2 and entirely conditional upon the approval of the Board of Directors of the Company in its sole discretion of the Reverse Stock Split and the Share Capital Increase, with effect as of the date the Board of Directors may determine, the adoption of amended and restated memorandum and articles of association of the Company be and is hereby authorized; and

2.	any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to execute and deliver, or cause to be delivered, an amendment to the memorandum and articles of association of the Company, as required pursuant to the Companies Act (Revised) of the Cayman Islands, if and when deemed advisable by the Board of Directors of the Company in its sole discretion.

Vote Required and Board Recommendation

As this action requires approval by way of Special Resolution, the affirmative vote of the holders of two-thirds of the votes cast by, or on behalf of, the shareholders entitled to vote at the Annual Meeting is required for approval of this Proposal. The Board recommends a vote FOR this Proposal (to be passed as a Special Resolution).

OTHER MATTERS

We are not aware of any matters other than those stated in this Proxy Statement that are to be presented for action at the Annual Meeting. If any other matters should properly come before the Annual Meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies. Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Shareholders wishing to communicate with the Board or any individual director may write to the Board or the individual director to the Board, Bit Digital, Inc., 33 Irving Place, New York, NY, 10003; (212) 463-5121. Any such communication must state the number of Shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the full Board or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

WHERE YOU CAN FIND MORE INFORMATION

The Company files annual and current reports and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may read and copy any document the Company files at the website of the SEC referred to above. The Company’s file number with the SEC is 001-38421.

June 30, 2022	By Order of the Board of Directors

/s/ Erke Huang
Name: Erke Huang Title: Chief Financial Officer